Exhibit 99.3

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the years ended December 31, 2014 and 2013 is prepared as of March 26, 2015. This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. The Board of Directors has approved the disclosure presented herein. All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and OTCQB marketplace (OTCQB – CLGRF). The Company also engages in the exploration and development of gold Mineral Reserves and Mineral Resources.

The Company’s revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan, which includes 42,500 acres (17,200 hectares) and is comprised of six mineral leases and extensive surface infrastructure. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects. At 99,800 acres (40,400 hectares), this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district.

The Company’s Seabee and Amisk properties contain large, long life Mineral Resources in the politically safe jurisdiction of Canada. These properties, and their related deposits, each contain over one million ounces of gold in the ground inventory and have significant leverage to the price of gold and provide valuable opportunities for the Company and its shareholders. Management intends to monitor the attractiveness of these projects and evaluate alternatives to optimize value.

Production, Financial and Exploration Highlights

Seabee Gold Operation Production

•	Production: Record setting production of 62,984 ounces of gold during 2014 which was 44 percent higher year over year (2013 - 43,850 ounces produced). This increase was attributable to a 43 percent increase in grade year over year.
•	Tonnes Milled: Mill throughput was 279,597 tonnes at 7.32 grams per tonne with a recovery of 95.7 percent during 2014 (2013 – 280,054 tonnes at 5.11 grams per tonne with a recovery of 95.3 percent).
•	Santoy Gap: Mined initial development ore during the first half of 2014 with long-hole production (originally forecast to begin in the fourth quarter of 2014) initiated ahead of schedule during the third quarter. The Santoy Gap deposit (part of the Santoy Mine Complex) represents an opportunity for the Company to grow production due to Santoy Gap’s proximity to permitted mine infrastructure, low development cost and near-term production potential.

Santoy Gap

•	The Santoy Gap deposit is significant the Seabee Gold Operation in that it contains approximately 2,000 ounces per vertical metre, whereas the Company has historically mined approximately 1,000 ounces per vertical metre at the Seabee Mine. As such, it is expected that operations will be able to mine more ounces with less capital development and at lower costs in this deposit. This provides the opportunity to increase production and also increase margins and cash flow.

Claude Resources Inc.

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

•	In 2014, the Santoy Gap deposit has produced nearly 47,600 tonnes at an average grade of 7.96 grams of gold per tonne, four percent above the updated (2014) reserve grade. During the third quarter, the Company engaged an engineering firm to update areas of the Santoy Gap mine plan with a focus on mine design, ventilation and future power requirements. Once completed, the Company will move forward with development to achieve a full production rate of 500 to 700 tonnes per day. Capital expenditures required to achieve the future production ramp up are expected to be low and the Company expects to fund its organic growth through internal cash flows.

•	The Company completed a 27,000 metre infill drilling program to better define and expand the current Mineral Reserves and Mineral Resources at the Santoy Gap and to optimize mine design. To date, the results have been very positive and include an intersection of 26.77 grams of gold per tonne over 8.7 metres true width (Please see Claude news release “Claude Resources Drills 26.77 G/T Gold over 8.7 M & Initiates Long-Hole Production at Santoy Gap” dated September 10, 2014). Exploration results at the Santoy Mine Complex demonstrate that this system has the potential to increase resources beyond current levels. During 2015, one of the key targets will be to follow-up the result from drill hole JOY-13-692, an exploration intercept from 2013 that graded 18.80 grams per tonne over 13.86 metres (including 30.08 grams per tonne over 7.09 metres).

Seabee Mine Alimak Mining Method

•	During 2014, the Company commenced the Alimak mining method on the L62 deposit within the Seabee Mine. The Alimak mining method is a proven method utilized at operations similar to the Seabee Gold Operation. One of the key benefits of the Alimak mining method is that it requires significantly less development which then decreases overall costs and time to production. The Company now has the ability to mine a 100 metre high stope in nine months utilizing the Alimak mining method versus 16 to 18 months needed for traditional Long Hole mining. The Alimak method has been instrumental driver in the Seabee Mine achieving year to date production of approximately 450 tonnes per day at an average grade of 9.10 grams of gold per tonne.

Financial

•	Revenue: $87.4 million generated from a 40 percent increase in ounces sold ( 2014 - 62,772 ounces; 2013 - 44,823 ounces) at an average price of CDN $1,392 (U.S. $1,260), a 37 percent increase from 2013 revenue of $63.8 million at an average price of $1,423 (U.S. $1,382).
•	Net profit (loss): Net profit of $4.6 million, or $0.02 per share (2013 – net loss of $73.4 million, or $0.42 per share, after impairment charges of $63.8 million.
•	Adjusted Net profit (loss) (1): $3.9 million, or $0.02 per share, after adjusting for deferred income tax (recovery) expense and non-operational items such as impairment charges and gain (loss) on sale of assets and investments (2013 - adjusted net loss of $10.7 million, or $0.06 per share).
•	All-in sustaining costs (1): $82.2 million, or CDN $1,310 (U.S. $1,186) per ounce (2013 - $83.1 million, or CDN $1,855 (U.S. $1,801) per ounce), a decrease of 29 percent.
•	Cash cost per ounce of gold (1): CDN $836 (U.S. $757) per ounce for the year ended December 31, 2014 was 15 percent lower than the CDN $983 (U.S. $954) per ounce for 2013 a decrease of 15 percent.
•	Cash flow from operations before net changes in non-cash operating working capital (2): $26.5 million, or $0.14 per share (2013 – $13.8 million, or $0.08 per share).
•	Working capital: $23.9 million (December 31, 2013 – working capital deficiency of $11.9 million).
•	Debt reduction of $10.6 million and repayment of $8.6 million on the Company’s line of credit during 2014.
•	Cash and cash equivalents of $11.2 million at December 31, 2014.

Claude Resources Inc.	Page 2

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Mineral Reserves and Mineral Resources

•	Proven and Probable Mineral Reserves at November 30, 2014 were 299,000 ounces of gold. The Santoy Gap deposit contributed 196,300 ounces of this total. Measured and Indicated (“M&I”) Mineral Resources at November 30, 2014 were 125,200 ounces of contained gold. The Santoy Gap deposit contributed 33,400 ounces of this total. Inferred Mineral Resources totalled 847,300 ounces; the Santoy Gap deposit contributed 318,100 of this total.
•	Proven and Probable Mineral Reserves grade increased by 23 percent to 7.03 grams per tonne. This increase was driven by Santoy Gap’s Mineral Reserve grade of 7.64 grams per tonne, a 35 percent increase over 2013.

Exploration

Seabee Gold Operation:

•	During 2014, exploration expenditures at the Seabee Gold Operation focused on review and compilation of existing data to support the development and evaluation of several near-mine targets.
•	Over 54,000 metres of underground drilling was completed at the Seabee Gold Operation during 2014. The Company’s focus was on targets proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources.

Amisk Gold Project:

•	During 2014, there was no exploration activity for the Amisk Gold Project.

Outlook

Corporate Outlook

In the future, Claude will continue to:

i)	Continue to seek improvements in all areas of safety, health and the environment in our operations;
ii)	Focus on cost containment, improving margins and sustaining a production profile of over 60,000 ounces per year at the Seabee Gold Operation;
iii)	Reduce debt and strengthen its Balance Sheet; and
iv)	Sustain or increase reserves and resources at the Seabee Gold Operation through targeted exploration and development.

Operating and Financial Outlook

Gold production during 2015 at the Seabee Gold Operation is estimated to range between 60,000 and 65,000 ounces of gold. Operating costs in 2015 are expected to be marginally lower than 2014 with unit cash costs to range from $785 to $850 per ounce, inclusive of royalties. All-in sustaining costs are expected to range from $1,175 to $1,275 per ounce. Quarterly operating results are expected to fluctuate throughout 2015; as such, they will not necessarily be reflective of the full year average.

With cash and cash equivalents of $11.2 million at December 31, 2014, Management believes that operating cash flows (at current gold prices and forecast production) will be sufficient to fund the 2015 Winter Ice Road resupply requirements, service all debt (principal and interest) and further development opportunities at the Seabee Gold Operation.

Claude Resources Inc.	Page 3

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Forecast and Capital Outlook

During 2015, capital expenditures at the Seabee Gold Operation are expected to include continued investment and upgrades that are estimated to total $19.9 million, funded from cash and cash equivalents on hand at December 31, 2014 and from operating cash flow generated during 2015. This 10 percent reduction from 2014 expenditures of $22.0 million is due to reduced underground development costs attributable to the transition to the Alimak mining method at the L62 and the lower development capital intensity of the Santoy Gap Deposit.

Table 1: Capital Expenditures (CDN$ million)

	2015 Forecast	2014 Actual
Capital Development	$13.8	$17.0
Property, Plant and Equipment	6.1	5.0
Total	$19.9	$22.0

Development expenditures are expected to be prioritized at Santoy Gap. Property, plant and equipment costs include expenditures on equipment replacement and tailings management facilities.

Exploration Outlook

Exploration spending during 2015 is forecast to be approximately $0.7 million (2014 - $0.2 million).

At the Seabee Gold Operation, exploration expenditures will continue to focus on targets proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources. Drilling at Seabee is anticipated to consist of:

Table 2: Summary of Estimated 2015 Drilling at Seabee

Area	Target	Metres
Seabee Operations	Seabee underground	30,000
Santoy Mine Complex	Santoy 8 and Gap underground	35,000
Total:		65,000

mission and vision

The Company’s mission is to create and deliver outstanding stakeholder value through the exploration, development and mining of gold and other precious metals. Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold and other precious metals in a disciplined, safe, environmentally responsible and profitable manner.

goals and key performance drivers – Measuring the Company’s Results

The Company’s goals and key performance drivers include:

•	Pursuing best practices in the areas of safety, health and the environment in all areas of our operations;
•	Improving operating margins at the Seabee Gold Operation;
•	Sustaining or building reserves and resources at the Seabee Gold Operation through targeted exploration and development;
•	Maintaining financial capacity and liquidity in order to reduce financial risk;
•	Taking steps to evaluate strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Safety, Health and the Environment

The Company continues to seek improvements in all areas of Safety, Health and Environmental performance.

Claude Resources Inc.	Page 4

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

To measure its objectives relating to the Environment, the Company utilizes a Safety, Health and Environment Management System (“SHEMS”). In the areas of Safety and Health, the Company utilizes the Total Recordable Incident Rate (“TRIR”) metric, a standard industry rating that is used to determine the frequency of serious injuries (medical incidents and higher) that a company has for every 200,000 hours worked. Management utilizes the TRIR metric because it encompasses all incidents that have caused serious harm to the Company’s workforce, thereby enabling the Company to be more proactive with its policies and procedures designed to improve and maintain safety. During 2014, Claude continued to make great progress in this metric and achieved a Company record of 2.5 per 200,000 hours (2013 – 3.6 per 200,000 hours; 2012 – 8.2 per 200,000 hours). Notwithstanding these results, the Company continues to monitor systems and processes with the intention of improving this statistic while striving for zero injuries. The Company has continued to make great strides with respect to its Environment Management System and reportable incidents remained consistent and non-compliance incidents were half of those reported in the prior year.

Production, Gold Price Realized and Unit Operating Costs at the Seabee Gold Operation

During 2014, at the Seabee Mine, the Company successfully changed its mining method to Alimak mining. In addition, commencement of long-hole production was achieved at the Santoy Gap deposit. During 2014, the Company achieved a 40 percent increase in gold sales (2014 – 62,772; 2013 – 44,823 ounces) reported offset by a two percent decrease in Canadian dollar gold prices realized (2014 - $1,392 (U.S. $1,260); 2013 - $1,423 (U.S. $1,382).

Total cash cost per ounce of gold (1) sold for 2014, inclusive of the NSR Royalty costs, decreased 15 percent to CDN $836 (U.S. $757) per ounce from CDN $983 (U.S. $954) during 2013, a result of a 14 percent increase in production costs offset by a 40 percent increase in ounces sold. All-in sustaining costs (1) during 2014 were $82.2 million, or CDN $1,310 (U.S. $1,186) per ounce (2013 - $83.1 million, or CDN $1,855 (U.S. $1,801) per ounce).

During 2015, the Company will continue to focus on the profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls and developing the production profile at higher grade ore bodies, including the L62 and Santoy Gap deposits. The Santoy Gap deposit is expected to average 500 tonnes per day, accounting for approximately 60 percent of 2015’s overall production.

Resource Base

Results obtained from drilling completed during 2014 from the Santoy Gap deposit were incorporated into, and continued to have a positive impact on, the Seabee Mine’s updated NI 43-101 resource calculation as at November 30, 2014. At November 30, 2014, Proven and Probable reserves at the Seabee Gold Operation were 1,323,100 tonnes, grading 7.03 grams per tonne or 299,000 ounces of gold. Measured and Indicted Mineral Resources at the Seabee Gold Operation were 125,200 ounces, grading 5.98 grams per tonne, and Inferred Mineral Resources totalling 847,300 ounces grading 7.96 grams per tonne.

Financial Capacity

During 2014, in conjunction with the sale of the Madsen Gold Project, the Company repaid its $5.0 million revolving loan. In addition, the Company completed a a three percent Net Smelter Royalty (“NSR”) agreement on the Seabee Gold Operation for gross proceeds of U.S. $12.0 million. The combination of the sale of the Madsen Gold Project and the sale of the royalty considerably improved the Company’s financial strength. At December 31, 2014, the Company had cash and cash equivalents of $11.2 million (December 31, 2013 – Bank indebtedness of $8.6 million) and working capital of $23.9 million (December 31, 2013 – working capital deficiency of $11.9 million).

Strategically Attractive and Accretive Transactions

The Company will continue to review and evaluate transactions with the potential to be accretive shareholder value.

Claude Resources Inc.	Page 5

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Shareholder Value

The Company continues to make what it believes to be the best decisions to maximize shareholder value. These decisions include:

•	closing the sale of Madsen and closing the sale of the NSR on the Seabee Gold Operation in the first quarter of 2014;
•	debt reduction of $10.6 million and repayment of $8.6 million on the Company’s line of credit during 2014;
•	successful transition to the Alimak mining method on the L62 deposit;
•	mining initial development ore at the Santoy Gap during the first half of 2014 with long-hole production (originally forecast to begin in the fourth quarter of 2014) initiated ahead of schedule during the third quarter;
•	developing an updated Life of Mine Plan at Seabee which forecasts an increase to annual production; and
•	taking steps to evaluate accretive and strategically attractive transactions.

During 2015 and beyond, the Company will continue to develop shareholder value by further implementing cost control programs, systems and processes intended to reduce overall operating costs at the Seabee Gold Operation. Furthermore, based on its high-grade ore and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation and the ability to find high grade ounces near current mine infrastructure.

Mining Operation Results

Seabee Gold Operation

At the Seabee Gold Operation, Claude is focused on improving profit margins and executing its mine plan. Profit margins will be increased by developing deposits of higher grades and margins (L62, Santoy Gap), with continued focus on control of all areas of input costs.

The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs.

During 2014, the Company milled 279,597 tonnes at a grade of 7.32 grams of gold per tonne (2013 – 280,054 tonnes at a grade of 5.11 grams of gold per tonne). With mill tonnage and recoveries relatively unchanged year over year, the increase in ounces produced is attributable to the 43 percent increase in grade.

Table 3: Seabee Gold Operation Annual Production Statistics
December 31	2014	2013	Change

Operating Data
Tonnes Milled	279,597	280,054	-
Head Grade (grams per tonne)	7.32	5.11	43%
Recovery (%)	95.7%	95.3%	-
Gold Ounces
Produced	62,984	43,850	44%
Sold	62,772	44,823	40%

Seabee Mine

During 2014, the Seabee Mine produced 42,022 ounces of gold (2013 – 26,132 ounces). This increase was attributable to a 10 percent increase in tonnes milled (due to the completion of the shaft extension during 2013 and the commencement of the Alimak mining method on the L62 deposit during 2014) and a 45 percent increase in grade attributable to differences in mine sequencing period over period. The key drivers of the increase in grade have been increased contribution from the L62 where mined grades have been reconciling above reserve grades.

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2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 4: Seabee Mine Annual Production Statistics
December 31	2014	2013	Change

Tonnes Milled	155,163	140,550	10%
Tonnes per Day	425	385	10%
Head Grade (grams per tonne)	8.81	6.07	45%
Gold Produced (ounces)	42,022	26,132	61%

Santoy Mine Complex

During 2014, the Santoy Mine Complex produced 20,962 ounces of gold (2013 – 17,718 ounces) from the Santoy Gap and Santoy 8 deposits. Year over year, this result is attributable to a 32 percent increase in grade offset by an 11 percent decrease in tonnes (due to increased contribution from the Seabee Mine’s L62 Deposit). Production from the Santoy Gap deposit was 47,600 tonnes at 7.96 grams per tonne. In 2015, plans are to move from one mining front to three, driving increased production and stope availability while reducing production risk.

Table 5: Santoy Mine Complex Annual Production Statistics
December 31	2014	2013	Change

Tonnes Milled	124,434	139,504	(11)%
Tonnes per Day	341	382	(11)%
Head Grade (grams per tonne)	5.46	4.15	32%
Gold Produced (ounces)	20,962	17,718	18%

Capital Projects

Tailings Facility

During 2014, the Company continued with upgrades to its tailings facilities to ensure adequate storage capacity and treatment of Mill effluent and work on this project will continue in 2015. When completed, this facility will be permitted up to 460 metre elevation and will have the capacity to store mill tailings from milling ore from the Seabee Mill until approximately 2020. The Company is currently in the process of planning tailings capacity expansion beyond 2020. This will support the extension of Seabee’s mine life and provide additional tailings capacity to process ore from the Santoy Mine Complex.

Santoy Gap

The Company has completed the ramp from Santoy 8 to the Santoy Gap deposit as well as three drill chambers for infill and definition drilling. In addition to ongoing work and the infill drill program, the Company completed the 290 metre ventilation raise at the Santoy Gap deposit. The completion of the ventilation raise marked a critical milestone in driving increased underground productivity to advance the ore body towards safe and sustainable production. Mining crews have exposed the eastern portion of the ore body on the 24, 26, 28 and 30 levels as well as on the western portion of the 26 level. The 28 and 30 levels were the first to be developed and began long-hole production ahead of schedule during the third quarter.

Claude Resources Inc.	Page 7

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Financial Results of Operations

Highlights

Table 6: Highlights of Financial Results of Operations
	2014	2013	2012	Change from 2013 to 2014

Revenue	$87,372	$63,794	$80,808	37%
Production costs	$50,211	$44,051	$48,535	14%
Gross profit (loss)	$12,932	$(3,206)	$16,592	503%
Impairment charge*	$-	$63,835	$-	-
Net profit (loss)*	$4,552	$(73,423)	$5,569	106%
Earnings (loss) per share (basic and diluted)	$0.02	$(0.42)	$0.03

Average realized price per ounce (CDN$)	$1,392	$1,423	$1,660	(2)%
Average realized price per ounce (U.S.$)	$1,260	$1,382	$1,661	(9)%
Cash Cost per ounce (CDN$/oz) (1)	$836	$983	$997	(15)%
Cash Cost per ounce (U.S.$/oz) (1)	$757	$954	$998	(21)%
All-In Sustaining Cost per ounce (CDN$)(1)	$1,310	$1,855	$2,242	(29)%
All-In Sustaining Costs (U.S.$/oz) (1)	$1,186	$1,801	$2,243	(34)%

* 2013 figures include impairment charges of $22.2 million on the Company’s Seabee Gold Operation and impairment charges of $41.6 million on the Company’s recently sold Madsen Property.

During 2014, the Company continued various initiatives intended to improve profitability at the Seabee Gold Operation through a combination of cost controls and expediting the development of production profiles at the L62 and Santoy Gap deposits. The Company anticipates that the increasing contribution of the Santoy Gap deposit and continued contribution of ore from the L62 deposit will be positive catalysts in lowering overall unit operating costs at the Seabee Gold Operation during 2015 and beyond.

Net Profit (Loss)

For the year ended December 31, 2014, the Company recorded net profit of $4.6 million, or $0.02 per share. This compares to a net loss of $73.4 million, or $0.42 per share, after $63.8 million of impairment charges which were partially offset by a $1.4 million deferred income tax recovery for the year ended December 31, 2013 (2012 - net profit of $5.6 million, or $0.03 per share, after a deferred tax expense of $3.0 million). Profit from operations before income tax in 2014 was $4.6 million, or $0.02 per share (2013 – Net loss of $74.8 million, or $0.43 per share; 2012 – Profit of $8.5 million, or $0.05 per share), largely attributable to higher revenue associated with increased gold sales year over year and due to impairment charges incurred during 2013. The Company’s profit trends with changes in revenue and expenditures, which has been significantly impacted by the price of gold, annual production and the Company’s cash flow optimization plan, respectively. Management is focused on continuing to pursue best practices intended to stabilize unit production costs and has engaged external consultants to provide additional feedback and recommendations on improving operational efficiencies.

Revenue

Gold revenue from the Company’s Seabee Gold Operation for the year ended December 31, 2014 increased 37 percent to $87.4 million from the $63.8 million reported for the year ended December 31, 2013 (December 31, 2012 - $80.8 million).

Claude Resources Inc.	Page 8

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Three-year trend

The increase in gold revenue in 2014 was attributable to a 40 percent increase in gold sales volume (2014 – 62,772; 2013 – 44,823 ounces; and 2012 – 48,672 ounces) due to higher ore grades offset by a two percent decrease in Canadian dollar gold prices realized (2014 - $1,392 (U.S. $1,260); 2013 - $1,423 (U.S. $1,382); and 2012 - $1,660 (U.S. $1,661)). The decrease in realized price for the year ended December 31, 2014 reflects the decrease in market gold prices which averaged U.S. $1,266 per ounce during 2014 compared to market gold prices of U.S. $1,411per ounce during 2013 (2012 – U.S. $1,669).

Figure 1: Average Gold Price (London PM Fix – US$)

Production Costs

For the year ended December 31, 2014, mine production costs of $50.2 million (2013 - $44.1 million) were 14 percent higher year over year; this increase was largely a function of the transition to the Alimak mining method at Seabee, which is offset by lower development costs. All-in sustaining costs (1) during 2014 were $82.2 million, or CDN $1,310 (U.S. $1,186) per ounce (2013 - $83.1 million, or CDN $1,855 (U.S. $1,801) per ounce). For 2014, total cash cost per ounce of gold (1), inclusive of the NSR Royalty costs, of CDN $836 (U.S. $757) per ounce decreased from CDN $983 (U.S. $954) during 2013. These results are attributable to 40 percent more ounces sold year over year, a reflection of consistent tonnes and higher grade.

Production Royalty

During 2014, the Company completed a three percent NSR with Orion Mine Finance Fund on the Seabee Gold Operation (Please see Claude news release “Claude Enters into Royalty Transaction with Orion Mine Finance” dated March 20, 2014). For the year ended December 31, 2014, royalties incurred were $2.3 million (2013 - $nil).

Depreciation and Depletion

For 2014, depreciation and depletion was $22.0 million (2013 - $22.9 million), down four percent year over year. These results are attributable to an increase in the Seabee Gold Operation’s asset base more than offset by an increase in the Seabee Gold Operation’s reserves, both of which were impacted by bringing Santoy Gap’s asset base and reserves into the calculation of depletion during the third quarter.

Claude Resources Inc.	Page 9

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

General and Administrative Expense

General and administrative expense of $7.2 million for the year ended December 31, 2014 was relatively unchanged from 2013.

Table 7: Corporate General and Administrative Expense
December 31	2014	2013	Change

Direct administration	$5,319	$4,658	14%
Stock-based compensation	668	2,274	(71)%
Deferred share units	1,034	68	1,421%
Restricted share units	219	57	284%
Total General and Administrative	$7,240	$7,057	3%

Finance Expense

Finance expense includes interest expense, accretion expense and derivative losses. For the year ended December 31, 2014, Finance expense was $4.1 million (2013 - $3.2 million). This increase is attributable to interest expense associated with the Company’s loans and expenses related to the value of the shares issued as payment for a waiver granted by Crown Capital Partners Inc. (“CCP”) in connection with a credit agreement.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile Royalty transactions, derivative gains and other miscellaneous income. For the year ended December 31, 2014, finance and other income was $2.2 million (2013 – $2.7 million). This result is attributable to a decrease in derivative gains and miscellaneous revenue.

Impairment Charge

The Company’s accounting policy requires assessment whether any indication of impairment exists at each of its mineral properties at the end of each reporting period. For the year ended December 31, 2014, no impairment charges were recorded. For the year ended December 31, 2013, an impairment charge of $63.8 million was recorded ($22.2 of which related to the Company’s Seabee Gold Operation and $41.6 million of which related to the Company’s Madsen Project, which was sold in the first quarter of 2014.

Loss on Sale of Assets

For the year ended December 31, 2014, loss on sale of assets of $0.6 million (2013 - $nil) relates to the sale of the Madsen Project completed in the first quarter of 2014.

(Gain) Loss on investments

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale on the Statement of Financial Position. For the year ended December 31, 2014, gain on investments was $1.3 million (2013 - loss of $0.3 million). Year over year, the increase noted is attributable to disposing of 5.7 million of the 9.8 million shares in Pure Gold Mining Inc. received pursuant to the sale of the Madsen Gold Project.

Deferred Income Tax (Recovery) Expense

For 2014, the Company had a deferred income tax recovery of $nil (2013 - deferred tax recovery of $1.4 million).  Management is not recognizing any deferred tax assets in excess of its deferred tax liabilities and does not expect to recognize any significant deferred tax assets or liabilities in the foreseeable future based on its current operations.

Claude Resources Inc.	Page 10

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Liquidity, Financial Resources and Capital Structure

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and short-term investments. The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt. The Company is not subject to externally imposed capital requirements.

The Company’s capital structure is comprised of a combination of short-term and long-term debt and shareholders’ equity.

The capital structure of the Company is as follows:

Table 8: Schedule of Capital Structure of the Company
December 31			2014	2013
	Interest	Maturity
Demand loans			$-	$2,950
Revolving loan			-	5,000
Finance lease liabilities			-	291
Term loan*	10.00%	April/2018	21,581	23,628
Total debt *			$21,581	$31,869

Shareholders’ equity			129,425	122,596

Debt * to equity			17%	26%

* For accounting purposes, closing costs associated with the Company’s Term loan were netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statement of Financial Position. The amount presented in the above table is the amortized cost of the balance owing. At December 31, 2014, the principal balance owing on the Company’s Term loan was $22.6 million. A reconciliation between the principal balance owing and the amortized cost (carrying amount) presented on the Company’s Statement of Financial Position is included in the “Other Financial Measures and Reconciliations” section of this MD&A.

Cash, Cash Equivalents and Cash Flow

The Company had cash and cash equivalents of $11.2 million at December 31, 2014 (December 31, 2013 - bank indebtedness of $8.6 million). Short-term investments at December 31, 2014 decreased to $1.2 million (December 31, 2013 – $1.6 million), reflecting the sale of a portion of the Company’s shares in Pure Gold Mining Inc. (formerly Laurentian Goldfields Ltd.), which were received in the first quarter of 2014 pursuant to the closing of the Madsen sale.

Operating Activities

Operating cash flow is the Company’s primary source of liquidity. As required, the Company may enhance its liquidity and supplement operating cash flow through a combination of equity issuances, securing debt financing and sale of non-core assets. The principal use of operating cash flow is to fund the Company’s: operating and capital expenditures at the Seabee Gold Operation; general and administrative costs; and principal and interest payments.

Claude Resources Inc.	Page 11

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

During 2014, the Company’s cash flow from operations before net changes in non-cash operating working capital (2) was $26.5 million, or $0.14 per share (2013 - $13.8 million, or $0.08 per share). Cash provided by operating activities was $26.9 million, a $13.3 million increase compared to 2013; this result is due largely to improved net earnings. Whether favorable or unfavorable, future changes in the Canadian dollar price of gold will continue to have a material impact on the cash flow and liquidity of the Company.

At December 31, 2014, the Company had working capital of $23.9 million (December 31, 2013 – working capital deficiency of $11.9 million).

Investing Activities

Cash provided by investing activities amounted to $3.1 million for the year ended December 31, 2014 (2013 – ($33.4) million). Investing activities included the proceeds from the sale of an NSR (Q1 2014), the sale of the Madsen Property (Q1 2014), the decrease in reclamation deposits (Q2 2014), the sale of a portion of the Company’s shares in publicly traded companies and the redemption of certain short-term investments (collectively providing $25.6 million). These were offset by Mineral property expenditures of $22.2 million during 2014, a $9.7 million decrease over 2013. These mineral property expenditures were largely comprised of underground development of $17.0 million and property, plant and equipment additions of $5.0 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. The Company utilized its cash flow provided by investing activities (which included proceeds from the NSR Agreement and the sale of Madsen) to fund these additions.

Financing Activities

Financing activities during 2014 included proceeds of $0.7 million received from the issuance of common shares pursuant to the Company’s Employee Share Purchase Program (“ESPP”). This was offset by the repayment of the $5.0 million revolving loan, $2.4 million of Term loan principal repayments and $3.3 million of demand loans and capital leases repayments, resulting in a net financing cash outflow of $9.9 million. This compares to a net financing cash inflow of $16.4 million during 2013, which consisted of $0.7 million in funding received from the Company’s ESPP, demand loan proceeds of $5.0 million and net Term loan proceeds of $24.3 million; these proceeds were offset by debenture, demand loan and capital lease repayments totaling $13.6 million.

During 2014, in addition to interest payments, monthly principal payments of $0.3 million began in May 2014 and will continue until the Term Loan matures in 2018, at which time a lump sum principal payment of $10.9 million will be due. A total of $2.4 million of Term Loan principal payments were made during 2014 (2013 – nil).

In 2014, the Company announced that it had completed a private placement (the “Private Placement”) of common shares in the capital of Claude (“Common Shares”). The Private Placement consisted of the issuance of 4,545.454 Common Shares at a price of CDN $0.22 per Common Share, being the market price of the Common Shares within the meaning of the Toronto Stock Exchange Company Manual, to CCP. The Common Shares were issued to CCP as payment for a waiver being granted by CCP in connection with a Credit Agreement dated as of April 5. 2013 as a result of a covenant breach at December 31, 2013, as well as the modification of certain covenants. Concurrently with satisfaction of this one-time payment, the 5.75 million common share purchase warrants pursuant to the original agreement were cancelled.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

Claude Resources Inc.	Page 12

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

To mitigate the effects of price fluctuations in revenue, the Company may enter into derivative instrument transactions, from time to time, in respect of the price of gold and foreign exchange rates. Such transactions can expose the Company to credit, liquidity and interest rate risk. At December 31, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 16,000 ounces; at December 31, 2013, the Company did not have any derivative instruments outstanding. The market value gain inherent in these contracts at December 31, 2014 was $0.5 million (2013 - $nil). The Company’s main exposure to interest rate risk arises from interest earning cash deposits.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities market price risk, arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX Venture Exchange.

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2014 are summarized as follows:

Table 9: Schedule of Payments / Commitments due by Period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation
Term loan	22,600	3,600	7,200	11,800	-
Interest on term loan	5,593	2,095	3,110	388	-
Decommissioning and reclamation	4,000	500	2,000	1,500	-
Office lease	356	194	162	-	-
	32,549	6,389	12,472	13,688	-

Claude Resources Inc.	Page 13

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

In addition to the above, the Company has a three percent NSR with Orion Mine Finance Fund on all future gold sales at the Seabee Gold Operation. The NSR agreement provides the Company with the option, which expires on December 31, 2016, to repurchase half or 1.5 percent of the 3 percent NSR for U.S. $12 million.

Statements of Financial Position

Highlights

Table 10: Select Statements of Financial Position Data
				Change from
December 31	2014	2013 *	2012	2013 to 2014

Total assets	$167,512	$181,675	$234,517	(8)%
Non-current liabilities	$25,433	$8,273	$13,756	207%

* At December 31, 2013, the Company’s Term loan was classified as a current liability due to non-compliance with a financial covenant. Non-current liabilities at December 31, 2014 reflect the reclassification of the Company’s Term Loan from current to long-term due to execution of a waiver agreement pursuant to the Term Loan during the first quarter of 2014.

Assets

The Company’s total assets were $167.5 million at December 31, 2014, compared to $181.7 million at December 31, 2013; Claude’s asset base primarily consists of non-current assets comprising mineral properties, reflecting the capital intensive nature of the exploration and mining business and the impact of the significant capital expenditures relating to its operations and exploration projects. The $14.2 million net decrease resulted largely from increases of: $11.2 million in cash and cash equivalents, a result of asset sales and higher gold sales (attributable to improved production and grade at the Seabee Gold Operation); $0.2 million in inventories, and $0.4 million in Accounts receivable, largely attributable to the timing of gold sales. These increases were offset mainly by decreases of: $0.5 million in Short-term investments, attributable to the disposition of certain of the Company’s equity investments; $13.4 million in Assets held for sale (relating to the classification of the Madsen Property as held for sale at December 31, 2013); and $11.6 million in Mineral properties, largely attributable to the NSR completed by the Company on the Seabee Gold Operation.

Liabilities

Total Current and Non-current liabilities were $38.1 million at December 31, 2014, down $21.0 million from December 31, 2013. This result was attributable to decreases of: $8.6 million in Bank indebtedness, $10.3 million (net) of Loans and borrowings, attributable to repayment of the Company’s $5.0 million revolving loan, principal repayments of $2.4 million on the Company’s Term loan, $3.0 million of repayments on demand loans and $0.3 million of repayments on obligations under finance lease; $2.3 million in Liabilities related to assets held for sale, attributable to the Madsen Property being classified as held for sale at December 31, 2013 and the sale itself being completed in the first quarter of 2014; and a net decrease of $1.3 million in the Company's current and long-term Net royalty obligation. These decreases were offset by a $1.1 million increase in Accounts payable and accrued liabilities, attributable to the timing and payment of expenditures relating to consumables at the Seabee Gold Operation; and a $0.4 million increase in the Company’s Decommissioning and reclamation provision.

Shareholders’ Equity

Shareholders’ equity increased by $6.8 million to $129.4 million at December 31, 2014, from $122.6 million at December 31, 2013. This variance is mainly attributable to an increase in Share capital of $3.2 million due to the issuance of common shares pursuant to the Company’s ESPP and pursuant to a private placement completed during the first quarter of 2014; a decrease of $1.1 million to Contributed surplus; and a $4.6 million decrease to Accumulated deficit, a result of the net profit for 2014.

Claude Resources Inc.	Page 14

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Comprehensive income consists of net profit (loss), together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the Income Statement.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2014 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.7 million, or $0.00 per share. For a $0.01 movement in the U.S.$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of CDN $1.0 million, or $0.01 per share.

Grade

For a 0.25 gram per tonne movement in grade, earnings and cash flow will have a corresponding movement of CDN $3.1 million, or $0.02 per share.

Selected Quarterly Production and Financial Data

For the quarter ended December 31, 2014, the Company recorded a net loss of $0.5 million, or $0.00 per share, compared to a net loss of $27.1 million, or $0.15 per share, for the comparable period in 2013. The loss was driven by lower production ounces associated with decreased tonnage and lower grades due to mine sequencing at the L62 deposit and Santoy Mine Complex. In addition. we had a significant amount of in-stope ore at the L62 deposit that was not delivered to the mill during the fourth quarter but rather during the first quarter of 2015. The costs associated with the in-stope ore were expensed during the fourth quarter while revenues generated from this ore will be realized in the first quarter of 2015.

Gold revenue generated during the fourth quarter was $22.7 million, a 30 percent increase over the $17.5 million reported for the same period in 2013. This was a result of increased Canadian dollar gold prices realized Q4 2014 - $1,365 (U.S. $1,201); Q4 2013 - $1,323 (U.S. $1,260) and higher gold sales volume compared to the fourth quarter of 2013 (Q4 2014 – 16,639 ounces; Q4 2013 – 13,209 ounces).

For the three months ended December 31, 2014, total mine operating costs were $15.0 million, up $2.5 million period over period. Canadian dollar cash operating cost per ounce was down three percent period over period (Q4 2014 – CDN $934 (U.S. $822); Q4 2013 – CDN $944 (U.S. $899)). For the three months ended December 31, 2014, expenditures relating to the three percent NSR were $0.6 million (Q4 2013 - $nil).

During the fourth quarter of 2014, depreciation and depletion of the Company’s gold assets of $5.1 million represented a 29 percent decrease over the $7.2 million reported during the comparable period in 2013. These results are attributable to fewer tonnes broken and milled and higher Seabee Gold Operation reserves period over period, slightly offset by a larger asset base being depreciated period over period.

Table 11: Selected Quarterly Production and Financial Data
	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
	2014	2014	2014	2014	2013	2013	2013	2013

Tonnes milled	60,551	74,930	79,746	64,370	74,458	64,642	79,077	61,877
Grade processed (grams per tonne)	6.57	8.88	7.70	5.76	5.61	5.30	5.13	4.31
Gold Ounces
Produced	12,300	20,600	18,700	11,300	12,800	10,500	12,400	8,100
Sold	16,600	17,600	17,700	10,900	13,200	10,800	11,500	9,300
Gold sales ($ millions)	22.7	24.3	24.7	15.6	17.5	15.0	16.1	15.3
Production costs ($ millions)	15.0	12.0	12.6	10.6	12.5	9.9	10.1	11.6
Capital expenditures ($ millions)	6.2	4.4	3.8	7.8	6.7	5.8	7.3	13.4
Net profit (loss) ($ millions) (a)	(0.5)	6.9	3.3	(5.1)	(27.1)	(33.9)	(9.9)	(2.5)

Claude Resources Inc.	Page 15

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 11: Selected Quarterly Production and Financial Data
	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
	2014	2014	2014	2014	2013	2013	2013	2013

Net profit (loss) per share (a) (d)	(0.00)	0.04	0.02	(0.03)	(0.15)	(0.19)	(0.06)	(0.01)
Average realized gold price (CDN$ per ounce)	1,365	1,384	1,397	1,438	1,323	1,389	1,393	1,643
Average realized gold price (U.S.$ per ounce)	1,201	1,270	1,282	1,303	1,260	1,338	1,361	1,629
Cash cost per ounce (b) (CDN$ per ounce)	934	735	753	978	944	919	875	1,245
Cash cost per ounce (b) (U.S.$ per ounce)	822	675	691	886	899	885	855	1,235
All-in sustaining (b) (CDN$ per ounce)	1,434	1,063	1,065	1,919	1,609	1,574	1,590	2,857
All-in sustaining (b) (U.S.$ per ounce)	1,262	976	977	1,738	1,533	1,516	1,554	2,833
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (c)	4.5	10.4	9.9	1.8	4.5	4.3	3.7	1.4
Cash flow from operations before net changes in non-cash operating working capital (c) per share	0.02	0.06	0.05	0.01	0.03	0.02	0.02	0.01

Weighted average shares outstanding (basic)	188,156	188,156	188,156	182,029	175,811	175,811	175,811	174,801

CDN$/U.S.$ Exchange	1.1361	1.0892	1.0902	1.1038	1.0498	1.0383	1.0235	1.0086

(a) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter. Q4 2013 reflects the impact of a $3.5 million impairment charge on the Seabee Gold Operation and a $4.3 million impairment charge on the Madsen Property. Q3 2013 reflects the impact of a $7.9 million impairment charge on the Seabee Gold Operation and a $37.3 million impairment charge on the Madsen Property. Q2 2013 results reflect the impact of a $10.8 million impairment charge on the Seabee Gold Operation.

(b) Denotes a non-IFRS measure. For an explanation and reconciliation of non-IFRS measures, refer to the “Non-IFRS Financial Measures” section of this MD&A.

(c) For an explanation of this performance measure, refer to the “Other Performance Measures” section of this MD&A.

(d) Net profit (loss) per share for each quarter has been calculated based on the weighted average number of shares outstanding for the quarter. As such, quarterly amounts may not add to the annual total.

Trends

•	Tonnage throughput ranging from 60,551 to 79,746 tonnes.

•	Improving gold sales, a result of improving grade.

•	More than 106,000 ounces of gold production over the last eight quarters.
•	Decreasing capital expenditures.

•	A decline in Canadian average gold price realized, which has ranged from $1,323 to $1,643 per ounce over the last eight quarters.

•	The weakening of the Canadian dollar versus the United States dollar.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Claude’s significant accounting policies are contained in Note 3 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, commodity prices and future operating and capital costs can have a significant impact on the impairment assessments of the applicable assets.

Claude Resources Inc.	Page 16

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Valuation of Properties

Claude assesses the carrying values of its properties at the end of each reporting period, or more frequently if warranted by a change in circumstances, to determine whether any indication of impairment exists. If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A change in assumptions may materially impact the potential impairment of these assets.

Decommissioning and Reclamation

Claude’s mining, exploration and development activities are subject to various levels of Federal and Provincial Law as well as environmental regulations, including requirements for closure and reclamation. Management’s judgment and estimates are used when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

New Accounting Pronouncements

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. These amendments have been applied retrospectively. The amendments to IAS 32 did not impact the Company’s consolidated financial statements.

IFRIC 21 Levies

IFRIC 21, Levies (“IFRIC 21”), is effective for annual periods beginning on or after January 1, 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 did not have an impact on the consolidated financial statements of the Company as at December 31, 2014 or December 31, 2013.

Claude Resources Inc.	Page 17

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Future Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt this standard, if applicable, when it becomes effective.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 (tentative). The Company is currently evaluating the impact of IFRS 9 on its financial statements, if any.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued by the IASB in May 2014, is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

Exploration Results

During 2014, exploration at the Seabee Gold Operation focused on targets proximal to infrastructure with the potential to materially impact near-term production, drive resource growth, improve costs and positively impact the Company’s Mineral Reserves and Mineral Resources.

All exploration activities were carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., President and Chief Executive Officer.

Seabee Gold Operation

The Seabee Gold Operation is located northeast of La Ronge, Saskatchewan and consists of two producing mines, the Seabee Mine (which includes the L62 deposit) and the Santoy Mine Complex (which includes the Santoy 8 and Santoy Gap deposits). In addition, the Seabee Gold Operation is host to various regional exploration targets.

Claude Resources Inc.	Page 18

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Figure 2: Seabee Property regional map showing significant gold deposits and occurrences.

Santoy Region

The Santoy Region includes the Santoy 8 and Santoy Gap deposits, which are part of the Santoy Mine Complex.

Gold mineralization at the Santoy Region is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. The mineralized lenses dip moderately to steeply eastward and are amenable to bulk mining techniques. Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 500 metres and remains open along strike and down plunge to the north. The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north. The true thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

The Santoy Gap deposit is located 400 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex. Historical drilling completed in and around the Santoy Gap and along the Santoy regional shear zone has extended the mineralized system, discovered a sub-parallel lens to the Santoy Gap approximately 150 metres to the east and affirmed the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length. The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.

Drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Results from the underground drill program during 2014 have shown high grade and excellent widths that are hosted within three distinct vein systems (Santoy Gap 9A, 9B and 9C). Select highlight holes that have intercepted multiple vein systems are presented in the table below.

Claude Resources Inc.	Page 19

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 12: Highlights of Drill Holes Intercepting Multiple Vein Systems Within the Santoy Gap Deposit

	VEIN SYSTEM
	9A		9B		9C
Hole ID	GRADE g/t (cut)	TRUE WIDTH (m)	GRADE g/t (cut)	TRUE WIDTH (m)	GRADE g/t (cut)	TRUE WIDTH (m)
SUG-14-027	33.56	4.57	7.71	2.52	4.28	10.21
SUG-14-028	15.35	7.51	4.84	3.42	6.71	7.13
SUG-14-029	50.00	1.88	10.91	10.47	15.17	4.80
SUG-14-034	13.29	2.58	22.54	9.62	4.93	1.72
SUG-14-038	9.87	8.22	20.20	0.87	28.36	2.02
SUG-14-044	8.03	3.39	-	-	11.33	7.63
SUG-14-048	6.06	6.34	6.23	4.69	26.77	8.70

Note: Composites were calculated using a 3.5 g/t Au cut-off grade and a 50.0 g/t top-cut and may include internal dilution.

These results are significant because all three structures hosted within the Santoy Gap continue to demonstrate economic grades and widths. The Santoy Gap deposit contains more gold ounces per vertical metre than other ore bodies within the Seabee Gold Operation; as such, the Company has the opportunity to improve productivity and margins.

Results during 2013 were highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. This is the highest grade interval drilled to date at the Santoy Gap deposit. Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres in the final hole of the program. The intercept is located 400 metres down plunge from existing Santoy 8 inferred resources and 200 metres along strike from the Santoy Gap inferred resources. Drill hole JOY-13-692 is of particular significance as it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits. Follow-up of this drill hole is one of the key targets for the 2015 drill program.

Table 13: Highlights from 2013 Santoy Mine Complex Drilling
Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-13-690	599175	6171150	684.27	685.82	330.35	1.55	GAP
		Incl	684.98	685.82	602.00	0.84	GAP
JOY-13-692	599721	6170539	632.85	646.71	18.80	13.86	Santoy 8

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

The 2013 surface drill program was able to demonstrate significant resource and grade upside at the Santoy Mine Complex, the prospectivity of the regional Santoy system and highlighted the potential for near term resource growth. With the completion of the Company’s exploration ramp from Santoy 8 to Santoy Gap, Claude’s exploration group initiated underground infill drilling to aid in the development of a detailed mine design for the Santoy Gap as its production profile is further advanced.

Claude Resources Inc.	Page 20

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Figure 3: Santoy Region Composite Longitudinal Section.

Seabee Region

In 2015, exploration will focus on evaluating the most prospective targets within a one kilometre radius of the Seabee head-frame and the CMN, Herb Lake and 2d deep targets. The CMN and Herb Lake targets were most recently prospected in 2013 at which time the latter yielded significant high-grade grab samples along a Seabee parallel trend. The 2d deep target represents a large panel below mined-out stopes and holds the potential for significant ounces within striking distance of existing mine workings. An underground drill program coordinated by the Exploration department will focus on highpriority near-mine targets, which have the potential to result in new discoveries roxtmal to Seabee’s mine infrastructure and thereby expanding the current resource/reserve base.

Figure 4: Seabee Mine Composite Longitudinal Section (L62 Zone Discovery)

Claude Resources Inc.	Page 21

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Amisk Gold Project

The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt and is host to the Amisk Gold Deposit as well as a large number of gold occurrences and prospects. There were no exploration activities at the Amisk Gold Project during 2014.

At the Amisk Gold Project, regional potential remains high and exploration maturity low. Field work and extensive compilation have resulted in the emergence of an extensive list of exploration targets that are currently being prioritized for future assessment. The Company has also completed target development (with the goal of identifying targets with similarities to Amisk’s historical geology), ranking and ground-base reconnaissance in areas which host potential for Amisk-style gold-silver (“Au-Ag”) mineralization as well as conventional base-metal deposits typical of the Flin Flon belt.

Figure 5: Amisk Gold Project

Drilling from the Company’s historical drill programs successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Gold and silver mineralization at the Amisk Gold Project is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, southeast, northwest and at depth.

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2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Figure 6: Cross Section A-A’ of the Amisk Gold Property

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia, TSL Laboratories in Saskatoon, Saskatchewan and or the Seabee mine site lab. ALS Chemex and TSL Laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

The Company’s Mineral Reserves and Mineral Resources estimates were conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., President and Chief Executive Officer and Gordon Reed, P. Eng., Seabee Gold Operation General Manager.

Seabee Gold Operation

At the Seabee Gold Operation, year over year proven and Probable Mineral reserve grade increased by 23 percent to 7.03 grams per tonne while reserve ounces decreased 29 percent to 299,000 ounces. The increase in reserve grade was driven by a 35 percent increase in grade year over year at the Santoy Gap (7.64 grams per tonne from 5.68 grams per tonne). The increase in grade and reduction in reserve ounces at Santoy Gap was largely the result of a revision to the mining method from the pre-feasibility study.

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2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Based on information from the Company’s 2014 infill drilling program that demonstrated better vein continuity and improved pillar configuration, Transverse mining was replaced with Long-hole mining.

Measured and indicated Mineral Resources decreased 29 percent to 125,200 ounces. Inferred Mineral Resources increased by 45 percent to 847,300 ounces. The near doubling of inferred ounces year over year came from significantly expanding the Santoy 8 ore body at depth. This extension is significant in size and grade and provides for a great opportunity to expand the life of mine at the Santoy Mine Complex.

The Mineral Reserve and Mineral Resources of the Santoy Gap deposit continue to be important and represent an opportunity for the Company due to their proximity to permitted mine infrastructure, low development cost and near- term production potential. Furthermore, based on its high grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

Table 14: Seabee Gold Operation Mineral Reserves and Mineral Resources
Proven and Probable Reserves
	November 30, 2014			November 15, 2013
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	410,300	6.46	85,200	490,000	6.67	105,000
Santoy 8	113,200	4.80	17,500	362,100	4.45	51,800
Santoy Gap	799,600	7.64	196,300	1,456,700	5.68	266,100
Totals	1,323,100	7.03	299,000	2,308,800	5.70	422,900

Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	105,900	6.78	23,100	151,000	6.42	31,200
Santoy 8	101,700	5.69	18,600	68,000	4.55	9,900
Santoy Gap	182,600	5.69	33,400	309,400	8.44	83,900
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	100,700	3.57	11,600	100,700	3.57	11,600
Totals	651,000	5.98	125,200	789,100	6.91	175,200

Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	403,300	8.09	104,900	421,600	9.78	132,600
Santoy 8	1,344,300	8.56	369,900	640,100	6.09	125,300
Santoy Gap	1,319,100	7.50	318,100	1,210,000	6.96	270,800
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	174,800	5.48	30,800	174,800	5.48	30,800
Totals	3,311,400	7.96	847,300	2,516,500	7.21	582,900

Footnotes to the Mineral Resource Statement:

1.	At November 30, 2014, Mineral Reserves and Mineral Resources were estimated by Claude personnel. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., President and Chief Executive Officer. Mineral Reserves were conducted under the direction of Qualified Person Gordon Reed, P.Eng., Seabee Gold Operation General Manager. Mr. Skanderbeg and Mr. Reed have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as Qualified Persons as defined by NI 43-101.
2.	At November 15, 2013, Mineral Resources were estimated by Claude personnel. SRK Consulting (Canada) Inc. prepared the Company’s Mineral Reserves as at November 15, 2013. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg. Mineral Reserves were conducted under the direction of Qualified Person Stephen Taylor, P.Eng (SRK Consulting (Canada) Inc.).
3.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101.
4.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.5 grams of gold per tonne. Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.6 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne. Assumptions include a price of CDN $1,375 per ounce of gold using metallurgical and process recovery of 95.2 percent and overall ore mining and processing costs derived from 2014 and 2013 realized costs.
5.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

Claude Resources Inc.	Page 24

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Amisk Gold Project

At the Amisk Gold Project, Claude’s independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of Au Eq per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Table 15: Amisk Gold Project Consolidated Mineral Resource Statement*
	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. The table below presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Table 16: Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various Cut-off Grades.
Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.50	23,533,117	1.09	824,702	19,446,358	0.82	512,676
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.70	14,359,129	1.41	650,936	9,491,034	1.07	326,504
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
0.90	9,206,976	1.76	520,980	4,825,758	1.34	207,903
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
1.50	3,472,946	2.80	312,642	1,078,945	2.16	74,928

Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

Business Risks

The profitability and operating cash flow of the Company is dependent on several factors: the quantity of gold produced, related gold prices, foreign exchange, operating costs, capital expenditures, exploration levels and environmental, health and safety regulations. These and other risk factors listed below relate to the mining industry in general while others are specific to Claude. A complete list of risk factors is contained within the Company’s Annual Information Form. Whenever possible, the Company seeks to mitigate these risk factors.

Claude Resources Inc.	Page 25

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability, Cash Flow and Ability to Operate as a Going Concern

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2014, the market price per ounce for gold ranged from a low of U.S. $1,142 to a high of U.S. $1,385 with an average price of U.S. $1,266.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to begin development of its properties, or commence or, if commenced, continue commercial production.

Claude Resources Inc.	Page 26

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Uncertainty of Production Estimates can Negatively Impact Earnings and Cash Flow

The Company’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during the course of mining, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company’s exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Operation, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Fluctuations in the U.S. Dollar versus Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold is denominated in U.S. dollars and, accordingly, the Company’s proceeds from gold sales will be denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2014, the CDN$/US$ exchange rate ranged from a low of $1.0639 to a high of $1.1656 with an average of $1.1046.

Current Global Financial Condition

Market events and conditions, including the disruptions in the international credit markets and other financial systems, the deterioration of global economic conditions in 2008 and 2009 and, more recently, in Europe, along with political instability in the Middle East and budget deficits and debt levels in the United States, have caused significant volatility to commodity prices. These conditions have also caused a loss of confidence in the broader United States, European and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These events are illustrative of the effect that events beyond Claude’s control may have on commodity prices, demand for metals, including gold and silver, and general financial market liquidity, all of which may affect the Company’s business.

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2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Claude is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold Claude’s cash and cash equivalents; (ii) companies that have payables to Claude, including bullion brokers; (iii) Claude’s insurance providers; (iv) Claude’s lenders; (v) Claude’s other banking counterparties; and (vi) companies that have received deposits from Claude for the future delivery of equipment and or other operational inputs. Claude is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Claude to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Claude. Furthermore, repercussions from the 2008-2009 economic crisis continue to be felt, as reflected in increased levels of volatility and market turmoil. As a result of this uncertainty, Claude’s planned growth could either be adversely or positively impacted and the trading price of Claude’s securities could either be adversely or positively affected.

Limitations under Credit Facilities

The Company’s secured credit facilities may limit, among other things, the Company’s ability to permit the creation of certain liens, make investments or dispose of the Company’s material assets. In addition, these credit facilities may limit the Company’s ability to incur additional indebtedness and requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under one or both of the credit facilities. If an event of default under the credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. In such an event, the Company may not have sufficient funds to repay amounts owing under the facility.

Use of Derivatives

Claude currently hedges a portion of future gold sales to manage price exposure to fluctuations in that base metal. Claude also hedges its propane fuel price exposure and to manage adverse price movements impacting costs specific to fuel prices.

Claude uses certain derivative products to manage the risks associated with gold price volatility and with changes in other commodity input prices (including energy prices). The use of derivative instruments involves certain inherent risks including: (i) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Claude or adversely affect the financial and other terms the counterparty is able to offer Claude; (ii) market liquidity risk – the risk that Claude has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities or currencies will result in Claude incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that a hedging program designed to reduce the price risk associated with fluctuations in base metals, propane fuel prices will be successful. Although hedging may protect Claude from an adverse price change, it may also prevent Claude from benefiting fully from a positive price change.

Claude Resources Inc.	Page 28

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties and materially impact the Company’s business and financial condition.

At current gold prices and forecast production, Management believes operating cash flows and the Company’s line of credit will be sufficient to fund the Q1 2015 winter road resupply and 2015 operations.

Fluctuations in External Factors Affecting Costs

The Company’s production costs are dependent on a number of factors, including refining charges, and the cost of inputs used in mining operations, including, but not limited to, equipment, labour (including contractors), petroleum, chemical reagents, tires and power. All of these factors are beyond the Company’s control. If the Company’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Unfavourable Government Regulatory Changes May Cause Cessation of Mining Operations and Exploration Activities

The Company’s exploration activities and mining operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to the provincial laws of Saskatchewan as well as local municipal laws. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Aboriginal Rights, Title Claims and the Duty to Consult may Delay Projects

Exploration, development and mining activities at the Company’s Saskatchewan properties may affect established or potential treaty or Aboriginal rights, title or other claims held by Aboriginal groups, in these circumstances, First Nation and Métis, with related duty to consult issues. The Company is committed to effectively managing any impacts to such rights, title and claims and any resulting consultation requirements that may arise. However, there is no assurance that the Company will not face material adverse consequences because of the legal and factual uncertainties associated with these issues.

Failure to Effectively Manage the Company’s Tailings Facilities could Negatively Impact Gold Production

The Company’s Seabee Mill produces tailings. Managing these tailings is integral to gold production. The Seabee Operation’s East Lake and Triangle Lake tailings management facilities have the capacity to store tailings from milling ore from the Seabee Mill until approximately 2020. The Company is currently in the process of planning tailings capacity expansion beyond 2020. This will support the extension of Seabee’s mine life and provide additional tailings capacity to process ore from the Santoy Mine Complex. If the Company does not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Claude Resources Inc.	Page 29

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Changes to Safety, Health and Environmental Regulations Could Have a Material Adverse Effect on Future Operations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed or sold to third parties. Generally, the Company is required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. The Company is required to provide financial assurances as security for reclamation costs, which may exceed the Company’s estimates for such costs. The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will at all times be in compliance with all safety, health and environmental regulations or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulation. For example, emissions standards are poised to become increasingly stringent. Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Decommissioning and Reclamation Obligations May Constrain Production

Environmental regulators are demanding more and more financial assurances so that the parties involved, and not the government, bear the costs of decommissioning and reclaiming sites. Decommissioning plans have been filed for the Seabee Property. These plans are reviewed, as necessary, or at the time of an amendment or renewal of an operating licence. Regulators may conduct a further review of the detailed decommissioning plans, and this can lead to additional requirements, costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation and financial assurances regulators may require in the future.

As filed with the Government of Saskatchewan’s Ministry of Environment, the Company estimated in its Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.3 million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has issued letters of credit in favour of the Ministry of Environment in the amount of $2.1 million in support of its obligations. The letters of credit are secured by investment certificates. The Company has received approval to incrementally fund its remaining closure cost obligations over the next four years as follows: 2015 - $0.5 million; 2016 - $1.0 million; 2017 - $1.0 million; and, 2018 - $1.5 million.

Claude Resources Inc.	Page 30

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. Estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Until Mineral Reserves or Mineral Resources are actually mined and processed, Mineral Reserve and Mineral Resource grades must be considered as estimates only.

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2014, there were stock options outstanding to purchase 8,497,937 common shares. The common shares issuable under these options, if fully exercised, would constitute approximately 4.3 percent of the Company’s resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and, the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and its business.

Impairment of Assets may Impact Operational Performance

In accordance with IFRS, the Company capitalizes certain expenditures relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, changes to gold price or cost assumptions, changes to Mineral Reserve or Mineral Resource grades or the Company’s market capitalization being less than the carrying amounts of its mining properties and plant and equipment.

Claude Resources Inc.	Page 31

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term gold prices, foreign exchange rates, discount rates, future capital requirements, Mineral Reserve and Mineral Resource estimates, operating performance as well as the definition of cash generating units. It is possible that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or a decline in the fair value of its cash generating units or other assets may, over time, result in impairment charges.

If the Company determines that an asset is impaired, the Company will charge against earnings any difference between the carrying amount of the assets and the estimated fair value less cost to sell those assets. Any such charges could have a material adverse effect on the Company’s results of operations.

Extreme and Persistent Weather Conditions could Cause Operating and Exploration Difficulties

The Company’s mining and exploration properties are all located in Saskatchewan. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Seabee and Amisk properties, the Company has examined property search abstracts from the Saskatchewan Ministry of the Economy as well as made inquiries and reviewed lease files from the Ministry. It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

We May Not be Able to Hire Enough Skilled Employees to Support Operations

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance. In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour. Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

Claude Resources Inc.	Page 32

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Information Systems Security Threats

Although the Company has not experienced any material losses to date relating to cyber attacks or other information security breaches, there can be no assurance that Claude will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company is Subject to Evolving Corporate Governance and Public Disclosure Regulations that have Increased the Cost of Compliance and the Risk of Non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian and United States governmental and self-regulating organizations, including the Canadian Securities Administrators, the Toronto Stock Exchange, the SEC and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Efforts to comply with new regulations have resulted, and are likely to continue to result in, increased general and administrative expenses and a diversion of Management time and attention from revenue-generating activities to compliance activities.

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for United States (“U.S.”) Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located in Canada. Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Internal Controls Provide No Absolute Assurances as to Reliability of Financial Reporting

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. The Company’s failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Claude Resources Inc.	Page 33

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

The Company is Subject to Certain Legal Proceedings and May be Subject to Additional Litigation in the Future

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company’s financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. As such, situations may arise where such directors are in a conflict of interest with the Company. Any decision made by any of these directors and officers involving Claude will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Claude and its shareholders. In addition, the Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Code of Ethics Policy.

Claude Resources Inc.	Page 34

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Common Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. At December 31, 2014, there were 188,155,978 common shares outstanding. This compares to 175,811,376 common shares outstanding at December 31, 2013.

During 2014, the Company issued 7,799,148 common shares pursuant to the Company’s ESPP (2013 - 2,065,812 common shares). Also, during the first quarter of 2014, Claude completed a private placement (the "Private Placement") of common shares in the capital of the Company ("Common Shares"). The Private Placement consisted of the issuance of 4,545,454 Common Shares at a price of CDN $0.22 per Common Share to Crown Capital Partners Inc. (“CCP”). The Common Shares were issued to CCP as payment for a waiver being granted by CCP in connection with the Credit Agreement dated as of April 5, 2013. Subsequent to December 31, 2014, the Company issued 6,105,093 common shares pursuant to 2014 participation in the Company’s ESPP.

At March 26, 2015, there were 194,261,071 common shares of the Company issued and outstanding.

Stock Options, Warrants, Deferred Share Units and Restricted Share Units Outstanding

Stock Options

At December 31, 2014, there were 8.5 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.17 to $2.38 per share and expiration dates ranging from January 5, 2015 to December 11, 2021. This compares to 7.9 million director, officer and key employee stock options outstanding at December 31, 2013 ranging from $0.14 to $2.38 per share.

Warrants

At December 31, 2014, there were no common share purchase warrants outstanding. This compares to 5.8 million common share purchase warrants outstanding at December 31, 2013. During the first quarter of 2014, the Company entered into an Amending Agreement pursuant to its long-term debt arrangement with CCP whereby the 5,750,000 warrants held by CCP were cancelled in conjunction with the waiver of a covenant breach for consideration of $1.0 million, which was paid with 4,545,454 common shares of Claude.

Deferred Share Units

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

Claude Resources Inc.	Page 35

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

During 2014, the Company granted 3,043,481 DSUs to participating Directors. Also during 2014, a total of 1,320,582 DSUs were settled for proceeds of $0.3 million in conjunction with the retirement of two Company Directors. At December 31, 2014, total DSUs held by participating Directors was 3,302,985 (December 31, 2013 – 1,580,086). Subsequent to December 31, 2014, the Company granted 517,123 DSUs to participating Directors.

Restricted Share Units

During 2014, the Company established a Restricted Share Unit (“RSU”) plan whereby it may provide each plan participant an annual grant of RSUs in an amount determined by the Company’s Board of Directors. An RSU is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units. RSUs vest annually over a three-year period. The final value of the redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants.

For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants. During 2014, a total of 1,058,696 RSUs were granted to participants in the Company’s RSU plan (YTD 2013 – nil). At December 31, 2014, total RSUs held by participants was 778,261 (December 31, 2013 – nil).

Footnotes

(1)	See description and reconciliation of non-IFRS measures in the “Non-IFRS Financial Measures and Reconciliations” section of this MD&A.
(2)	See description and reconciliation of this performance measure in the “Other Performance Measures and Reconciliations” section of this MD&A.

Non-IFRS Financial Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position. These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Net Profit (Loss)

Adjusted net profit (loss) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). The Company uses this measure (which represents the Company’s net profit (loss) calculated under IFRS adjusted for deferred income tax (recovery) expense and non-operational items such as impairment charges and gain (loss) on sale of assets and investments), in addition to conventional measures prepared in accordance with IFRS, as a more meaningful way to compare the Company’s financial performance from period to period. Furthermore, Management believes that certain investors and other stakeholders use this information to evaluate the Company’s performance.

Adjusted net profit (loss) is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

The table below reconciles adjusted net profit (loss) with the Company’s net profit (loss), as determined under IFRS.

Claude Resources Inc.	Page 36

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 17: Adjusted Net Profit (loss)
December 31	2014	2013

Net (loss) profit	$4,552	$(73,423)
Adjustments:
Impairment charges	-	63,835
Loss on sale of assets	642	-
(Gain) Loss on investments	(1,317)	262
Deferred income tax (recovery) expense	-	(1,420)
Adjusted Net Profit (loss)	$3,877	$(10,746)
Weighted Average shares outstanding (basic)	186,645	175,562
Weighted Average shares outstanding (diluted)	186,877	175,562
Per share adjusted net profit (loss) (basic and diluted)	$0.02	$(0.06)

All-In Sustaining Cost Per Ounce

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council, which became effective January 1, 2014. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude expansion capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and income taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; U.S.$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada CDN$/U.S.$ exchange rate.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows:

Table 18: All-In Sustaining Cost per Ounce
December 31	2014	2013	Change

Production cost (CDN$)	$50,211	$44,051	14%
Production royalty	2,264	-	-
Smelting, refining, freight	228	162	41%
By-product credits	(74)	(15)	393%
General and administrative	7,240	7,058	3%
Accretion	148	182	(19)%
Development	16,978	23,027	(26)%
Property, plant and equipment	4,999	7,591	(34)%
Exploration	233	1,081	(78)%
All-In Sustaining Costs	$82,227	$83,137	(1)%
Divided by ounces sold	62,772	44,823	40%
All-in sustaining cost per ounce (CDN$)	$1,310	$1,855	(29)%

CDN$ Exchange Rate	1.1048	1.0302
All-in sustaining cost per ounce (U.S.$)	$1,186	1,801	(34)%

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow World Gold Council.

Claude Resources Inc.	Page 37

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 19: Total Cash Cost per Gold Ounce Sold
December 31	2014	2013	Change

Production costs (CDN$)	$50,211	$44,051	14%
Divided by ounces sold	62,772	44,823	40%
Production cost per ounce (CDN$)	$800	$983	(19)%

NSR royalty	$2,264	$-	-
Divided by ounces sold	62,772	44,823	40%
NSR royalty cost per ounce (CDN$)	$36	$-	-

Total cash cost per ounce (CDN$)	$836	$983	$(15)%

CDN$ Exchange Rate	1.1048	1.0302
Total cash cost per ounce (U.S.$)	$757	$954	(21)%

Other Financial Measures and Reconciliations

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital as a supplemental measure of its financial performance. The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

Table 20: Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
December 31	2014	2013	Change

Net (loss) profit	$4,552	$(73,423)	(106)%
Adjustments for non-cash items:
Depreciation and depletion	21,965	22,949	(4)%
Finance expense	1,291	522	147%
Finance and other income	(1,261)	(1,214)	4%
Impairment charges	-	63,835	-
Loss on sale of assets	642	-	-
(Gain) loss on investments	(1,317)	262	(603)%
Stock-based compensation	668	2,274	(71)%
Deferred income tax recovery	-	(1,420)	-
	$26,540	$13,785	93%
Weighted Average shares outstanding (basic)	186,645	175,562
Weighted Average shares outstanding (diluted)	186,877	175,562
Per share cash flows from operating activities (basic and diluted)	$0.14	$0.08	75%

Reconciliation Principal Balance Owing on Debt

Pursuant to Company accounting policy, closing costs associated with the Company’s long-term debt are netted against the face value of the debt, thereby reducing the carrying value of the Term Loan on the Statement of Financial Position. These costs are amortized using the effective interest rate method over the life of the debt facility. A reconciliation of the amortized cost of the Company’s Term loan versus the principal balance owing is outlined below.

Claude Resources Inc.	Page 38

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 21: Principal Balance of Debt
December 31	2014	2013

Term loan (amortized cost)	$21,581	$23,628
Add:
Remaining closing costs to be amortized	1,019	1,372
Debt (principal balance owing)	$22,600	$25,000

Disclosure Controls and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As at December 31, 2014, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and with the participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Control Over Financial Reporting (“ICFR”). ICFR, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting was effective as at December 31, 2014.

At December 31, 2013, the Chief Executive Officer and Chief Financial Officer concluded that ICFR was not effective as a result of the material weakness in ICFR discussed below.

Management noted that as at December 31, 2013:

•	Income taxes – there was a lack of review and monitoring controls of the income tax function relating to complex, non-routine transactions and provisions. This control deficiency resulted in the Company recording adjustments to deferred income tax assets, deferred income tax liabilities and deferred income tax expense. This control deficiency relating to complex, non-routine transactions and provisions creates a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

The Company has taken the following remedial actions related to the above noted material weakness:

•	In response to the material weakness identified above, Management believes it has made significant improvements in the procedures and controls it utilizes to determine the review and monitoring controls of the income tax function relating to complex, non-routine transactions and provisions. As part of the preparation of the December 31, 2014 annual financial statements and notes thereto, the Company enhanced processes and controls whereby the income tax function relating to complex, non-routine transactions and provisions are communicated to the Company’s finance department and external advisors for assessment in a timely manner and are subject to increased review.

Claude Resources Inc.	Page 39

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Changes in Internal Control Over Financial Reporting

Other than the response to the material weakness reported at December 31, 2013, there have been no significant changes made in our internal controls over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s Management, including the President and Chief Executive Officer and Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This annual report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Claude Resources Inc.	Page 40

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Business Risk” in this MD&A. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this MD&A are made as of the date of this MD&A, being March 26, 2015 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by these cautionary statements.

Claude Resources Inc.	Page 41

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites. Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.	Page 42

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Conversion Multiples

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

Debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset – current liabilities)

Glossary of Technical Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample. Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chalcopyrite - a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Claude Resources Inc.	Page 43

2014 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult - governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims. These governments, in turn, may delegate procedural aspects of this duty to industry.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Mill - a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

National Instrument 43-101 or NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Ounces - troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - a sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

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Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Ramp - an inclined underground opening.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of a unit volume of water.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings - Tailings consist of ground rock and process effluents that are generated in a mine processing plant or mill. Mechanical and chemical processes are used to extract gold from mine ore and produce a waste stream known as tailings. This process of product extraction is never 100 percent efficient, nor is it possible to reclaim all reusable and expended processing reagents and chemicals. The unrecoverable and uneconomic metals, minerals, chemicals, organics and process water are discharged, normally as slurry, to a final storage area commonly known as a Tailings Management Facility (TMF) or Tailings Storage Facility (TSF).

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Till - is unsorted glacial sediment. Its content may vary from clays to mixtures of clay, sand, gravel and boulders. This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

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